DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

011-34-91-702-2742
jose.marco@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

.A ENSENADA, 2
MADRID

ͻPPONGI
:YO 106-6033

....ER ROAD
HONG KONG

File No. 82-5201

January 11, 2006

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
JAN 1 1 2006
WASH, D.C.
156
SECTION

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Presentation dated January 2006, entitled, "2005 Year End Estimate, 2006 Outlook Management Report".

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Jose Marco
Legal Assistant
Capital Markets

Enclosure

By Hand Delivery


Gamesa

2005 Year End Estimate

2006 Outlook

Management Report

JANUARY 2006






Meeting Objectives



- **2005 Year End Estimate.** Explain the company's best estimate for the financial closing of 2005
- **2005 Highlights and Business Units Performance.** Description of the main elements affecting the company and the deviations from the initial budget.
- **Market Trends.** Understanding the evolution of the main markets in 2005 and its expected performance for 2006.
- **2006 Targets.** Enumeration of Gamesa's main targets for incoming year.
- **Gamesa Aeronáutica spin off.** Status of the process.
- **Presentation of Chief Executive Officer.** Introducing Mr. Guillermo Ulacia




Executive Summary

9% increase in Current Net Income as of December 2005

- The Current Net Income estimate for 2005 amounts to EUR 190 MM (+9% vs. 2004).
- This represents an 85% fulfillment of the 2005 budget due to the weak conjuncture experienced in 2005 (arrears in installation of wind farms in Spain, raw material costs, start up costs of mass production of 2 MW family and weak performance of orders in the aeronautics business).

2005 New Strategic Focus

- After the strong growth experienced in the domestic market in Wind Business, Gamesa has decided to focus on renewable Energy and opening new markets / regions.

2006 Geographical Expansion

- As a result of the effort of the past years, Gamesa will benefit from the high growth of the foreign markets (mainly USA and China) together with the strong position of the EU Market (mainly Spain). This effort will be translated into a sound industrial base (Spain, USA and China) and a significant backlog (both in Wind Farms and Wind Turbines) that provides visibility for the company in the next years.

Good prospects for Renewable Energy

- The renewable market generally, and the wind market specially, are in a very strong structural situation given the recent regulatory support provided in several countries (Spain, USA, China, ...).



Gamesa








2005. The Year at a Glance (I)

Gamesa Group

- **New Strategic Alignment.** The company has decided to redefine its strategy focusing on:
  - Renewable Energy
  - Geographical Expansion (USA & China)
- **Actions under way.** In order to get ready for this change, Gamesa has initiated actions:
  - Organizational Restructuring
  - Spin off Aeronautics
  - Raise its financing facilities to increase capacity in foreign markets
  - Management's stock option plan

Gamesa Eólica

- New G87/90 2 MW machine using carbon fiber
- Patent Agreement with GE Wind
- Frame Agreements in the US and China
- Staff for US facilities selected and trained
- Raw Materials. Low Availability, High Prices
- Arrears in Authorizations
- Sales Footprint outside of Spain

Gamesa Energía

- Increase in size of project pipeline (mainly the US and Europe) > 20,000 MW
- Increase in project validation > 4,000 MW
- Improved backlog (new wind farm sale agreements)

Gamesa Aeronáutica

- Restructuring Plan (PREGA) on track
- Redundancy Program



         

2005. The Year at a Glance (II)

Positive Outlook for Renewable Energy

- Renewable Energy, in general, and Wind Energy, in particular, are experiencing a very positive environment due to the growing social and political support.

Improvement in Wind Legislation

- As a result, different administrations (Spain, Portugal, the US, and China) have reinforced their political support towards wind.
  - New target of wind installations in Spain (20,000 MW vs previous 13,000 MW by 2010)
  - 1,700 MW Call for Tenders in Portugal
  - PTC extension until end 2007 in the US
  - Target of wind installations in China of 20,000 MW by 2020

Geographical split per Installed MW 2005 F

USA	23%
Spain	18%
Germany	17%
India	9%
UK	4%
Portugal	3%
China	2%
Italy	2%
France	2%
Canada	2%
Japan	2%
Rest of Europe	10%
RoW	6%

Installed MW as of 2005F = 10,295 MW

Weak conjuncture in 2005

- However, the Spanish market has experienced specific delays in installations in 2005 (1,332 MW connected to the grid in 2005, 43% less than in 2004).




Units, Markets and Clients

Gamesa Eólica Sales & WIP (MW)

	2004	2005
Installed	1.474	1.316
WIP	120	466
Total	1.594	1.783



Gamesa Eólica 2005 Sales per Client (MW)
Other Foreign 42%
Iberdrola 23%
Gamesa 8%
Sinae 6%
Endesa 7%
Other Domestic 14%

Gamesa Eólica 2005 Sales per Country (MW)

Germany 2%; Other 16%; Italy 4%; China 14%; France 3%; Portugal 7%; Spain 54%



Gamesa Energía Sales & WIP (MW)
441
675
372
435
240
2004
2005
Installed
WIP



Gamesa Energía 2005 Sales per Client (MW)
IBERDROLA 15%
Other 18%
B&B 45%
ENDESA 13%
ELECTRABEL 9%



Gamesa Energía 2005 Sales per Country (MW)
Other 19%
Spain 46%
Greece 4%
Italy 18%
Portugal 13%

Despite of the arrears in Spain, Gamesa's performance abroad has enabled the company to increase its activity both in WTG and Wind Farms



2005 Year End Estimates (Unaudited)

EUR MM	Revenues 2004 (A)	Revenues 2005 (E)	Revenues Growth	EBITDA 2004 (A)	EBITDA 2005 (E)	EBITDA Growth	EBITDA Margin 2004	EBITDA Margin 2005	Current Net Income 2004 (A)	Current Net Income 2005 (E)	Current Net Income Growth	Current Net Income Margin 2004	Current Net Income Margin 2005
Renewable Energy	1447	2116	+46%	305	320	+5%	21%	15%	175	192	+10%	12%	
Aeronautics	303	300	-1%	31	33	+6%	10%	11%				0%	-1%
Gamesa Corporation	1750	2416	+38%	336	353	+5%	19%	15%	175	190	+9%	10%	

- Despite of the difficult environment, the Net Profit associated to Renewable Energy activities has increased by 10%
- Aeronautics' profitability has fallen due to the low level of activity and the restructuring process.
- Overall, the Corporation has achieved some 9% increase in Current Net Income

Margin on Revenues
Growth Rate

Gamesa expects to close the year with 9% increase in Current Net Income compared to 2004 despite of the difficult conjuncture in wind farm authorizations.



2005 Year End Estimates (Unaudited)

EUR MM	Revenues 2004 (A)	Revenues 2005 (E)	Revenues change	EBITDA 2004 (A)	EBITDA 2005 (E)	EBITDA change	Current Net Income 2004 (A)	Current Net Income 2005 (E)	Current Net Income change
WF Development & Sale	422	741	+76%	88 (21%)	126 (17%)	+43%	75 (18%)	112 (15%)	+49%
WTG Manufacturing	1105	1262	+14%	201 (18%)	188 (15%)	-6%	92 (8%)	70 (6%)	-24%
Advanced Services	240	238	-1%	15 (6%)	22 (9%)	+47%	9 (4%)	13 (5%)	+44%

NOTE: Corporate & Adjustments not included

- The high demand for wind farms has compensated the low level of installations through an increase in WIP
- Gamesa Eólica has faced a strong fall in installations affecting its margins, while raw materials have been expensive during 2005.
- Gamesa Servicios has improved its profitability due to the contribution of new activities such as solar or logistics.


Gamesa


Please refer to last page for Forward Looking Statement

2005 Estimated Cash Flow (Unaudited)

CASH FLOW STATEMENT (EUR MM)	2005 (E)
Current Net Income	**190**
Dep., Amort. & Prov.	130
Capitalised Expenses	-52
Changes in Working Capital	-364
Funds from Operations	**-96**
Capex	-144
Financial Investments L/T	
Other Adjustments	
Dividends	-78
Net Cash Flow	**-318**
Initial Net Bank Debt	**1,210**
Final Net Bank Debt	**1,528**

The delays in installation have materialized into a spike in working capital needs in 2005.



Analysis of Deviations

Net Profit Deviation

230
220
210
200
190
180
170

225
20
4
6
5
190

Budget
Market & Product Mix
Start Up Costs G8X
Raw Materials
Other
Net Profit

Net Debt Deviation

1800
1600
1400
1200
1000
800
600
400
200
0

1090
126
312
1528

Budget
Energía
Eólica
Aeronautics
Net Debt

The temporary arrears in authorizations and specific non recurrent effects are the main reasons for the deviations in results and cash flow generation.




Market Perspectives & Target Markets

High growth and markets consolidations expectative

- Demand exceeds Manufacturing Capacity in 2006 both for Wind Farms and WTG
- USA, Spain, and Germany are expected to keep its leading position
- Newer markets will continue to consolidate their positions as important contributors to the region's renewable generation base (India and China)

- **Target upgrading in Spain**. Delays overcoming and high installation levels expected for the next 5 years
- **High growth expectative subject to PTC extension in the US.** Fastest growth expectations in Midwest and Northeast
- **Stable growth perspectives in China.** Based on expected economic development
- **Growth consolidation in Europe**. Via feed-in tariffs and renewable generation strategy in utilities.


Actions to be taken in different markets
Gamesa Market Position
Market Maturity
Low Market Share
High Market Share
Consolidated Markets
Northern Europe
COMMERCIAL PRESENCE
Spain
IMPROVE EFFICIENCY
High Growth Markets
Japan
Southern Europe
SELECTIVE INVESTMENT
India
USA
INVEST
China
Industrial Presence
Commercial Presence

Note: Ball size represents market weight in Gamesa´s business by region

Keeping the leading position in Spain and Southern Europe, Gamesa is getting into the USA, China and India, as main target markets


Gamesa


2006. Main Targets

Growth

- **Double Digit Growth in Net Profit.** Gamesa targets a 10% increase in Current Net Income in 2006.

Cash Flow

- **Leverage.** Net Bank Debt to EBITDA < 3.00 x. As a cash flow generation target, Gamesa aims to close 2006 with a lower leverage ratio.

Geographical Expansion

- **International Industrial Footprint.** In order to fulfill the growth targets, the company will install facilities for assembly or component manufacturing in the USA, China and Portugal.

Focus on Renewable Energy

- **Spin off Aeronautics.** Finally, as a further step for focusing in Renewable Energy, Gamesa will close the divestment process of its Aeronautic business.





Restructuring Aeronautics Business

Meanwhile the on track divestment process of the Aeronautics business, Gamesa Group is managing the performance improvement in Aeronautics activities



- **The PREGA.** In order to restructure the business, Gamesa Aeronáutica launched a plan (PREGA) to put in place during 2005 and 2006 with the following aims:
  - Improve profitability of existing programs
  - Enter new programs at attractive returns
  - Improve costs (purchases, direct labor and structural costs)
  - Generate Cash Flow (inventory control)

- **Labor Agreement and Redundancies.** One of the main milestones of the plan during 2005 has affected payroll. The main areas of impact are:
  - Cancellation of temporary contracts
  - Reallocation of workers within the subsidiaries in the Aeronautics business
  - Redundancy program affecting one subsidiary that represents 13% of the division's headcount

Confirmed the decision of selling the Aeronautics business, Gamesa Group will have to book in 2005 a non-recurrent write-off provision.




Conclusion

2005 New Strategic Focus

- Gamesa has decided to focus on renewable Energy and expand geographically.

Positive achievements in 2005 in a difficult environment

- Despite of the negative environment, the company has been able to improve its backlog and set the bases for its international expansion in the next years, while increasing its profits by 9%.

2006 Growth perspectives

- Due to the positive expected market evolution, Gamesa targets 10% increase in Current Net Income.
- Gamesa Eólica, following the geographical expansion strategy, will have facilities running in three continents (Europe, America and Asia) to supply the whole market.

Addition of New Financial Lines

- The company has restructured its banking facilities to facilitate the new investments.

Next Management Presentation in March

- The company will provide specific figures on its Strategic Plan before the end of March 2006



Forward Looking Statement

This material has been made up by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, believes or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially form those expressed or implied by the forward-looking statements, due to different factors, risks an uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and projections included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made. The results and evolution of the company may differ materially from those expressed in this material.

None of the information contained in this document constitutes a recommendation, solicitation or offer to buy or sell any securities, futures, options or other financial instruments or provide any investment advice or service. This material does not provide any recommendation of investment, or legal, tax or any other type of advise, and it should not be relied upon to make any investment or decision.

Any and all the decisions taken by any third party as a result of the information, materials or reports contained in this document, are the sole and exclusive risk and responsibility of that third party, and Gamesa Corporación Tecnológica, S.A. shall not be responsible for any damages derived from the use of this document or its content.

This document has been furnished exclusively as information, and it must not be disclosed, published or distributed, partially or totally, without the prior written consent of Gamesa Corporación Tecnológica, S.A.

